October 19, 2010

Energizer Resources Inc. 520 – 141 Adelaide Street West Toronto, Ontario M5H 3L5 Canada

Re:

46,373,334 Common Shares of Energizer Resources Inc.

Ladies and Gentlemen:

We have acted as special United States counsel to Energizer Resources Inc., a Minnesota corporation (the “Company”), in connection with a registration statement on Form S-1 (the “Registration Statement”) relating to the resale by certain selling shareholders of the Company (the “Selling Shareholders”) of up to 46,373,334 common shares of the Company (the “Shares”), which consists of 22,066,667 common shares of the Company (the “Private Placement Shares”) issued to certain Selling Shareholders in connection with the Company’s brokered and non-brokered private placement offerings (collectively, the “Private Placement”), 21,666,667 common shares of the Company (the “Warrant Shares”) issuable upon exercise of common share purchase warrants issued to certain Selling Shareholders in connection with the Private Placement, and 2,640,000 common shares of the Company (the “Broker Warrant Shares”) issuable upon exercise of common share purchase warrants issued to certain Selling Shareholders as compensation for acting as agents in the Private Placement and providing certain advisory services to the Company.

We have examined such documents and have reviewed such questions of law as we considered necessary and appropriate for the purposes of our opinions set forth below.  In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials.  We have also assumed that the Shares will be sold as described in the Registration Statement.

Based on the foregoing, we are of the opinion that (i) the Private Placement Shares are validly issued, fully paid and nonassessable and (ii) the Warrant Shares and the Broker Warrant Shares issuable upon exercise of the common share purchase warrants, upon issuance, delivery and payment therefor in accordance with the terms of the common share purchase warrants, will be validly issued, fully paid and nonassessable.

Energizer Resources Inc.

October 19, 2010

Our opinions expressed above are limited to the laws of the State of Minnesota, which includes the statutory provisions and also all applicable provisions of the Minnesota Constitution and reported judicial decisions interpreting these laws.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm in the prospectus constituting part of the Registration Statement. In giving such consent, we do not hereby admit that we are acting with the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission thereunder.

Sincerely,

/s/ Dorsey & Whitney LLP

DPS/KRA